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                             February 17, 2023

       Len Liptak
       Chief Executive Officer
       ProSomnus, Inc.
       5860 West Las Positas Blvd., Suite 25
       Pleasanton, California, 94588

                                                        Re: ProSomnus, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 10,
2023
                                                            File No. 333-269156

       Dear Len Liptak:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1, Filed February 10, 2023

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations of
       Prosomnus
       Liquidity and Capital Resources
       Liquidity Update, page 67

   1. We note your revisions in response to our prior comment 6 and reissue in part. Please revise your
Liquidity Update    section to discuss the effect of this offering on the
                                                        company   s ability to
raise additional capital. We note your revision to page 67 that you
                                                        "may seek to
opportunistically access additional liquidity, including through either the debt or equity capital
markets."
 Len Liptak
FirstName
ProSomnus,LastNameLen  Liptak
            Inc.
Comapany17,
February   NameProSomnus,
             2023          Inc.
February
Page 2 17, 2023 Page 2
FirstName LastName
General

2. We note your revision in response to our prior comment 10 and reissue. The language within the risk factor titled "The grant and future exercise of registration rights may adversely affect the market price of our securities upon consummation of the Business
         Combination" appears to need updating. For example, we note your statement: "We intend to file and maintain an effective registration statement under the Securities Act covering such securities. The registration of these securities will permit the public resale of such securities." It appears this statement should be updated given that this prospectus is facilitating registration of those sales, or advise.
       Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:      Peter Strand, Esq.